Exhibit 21.1

Company Name	Jurisdiction of Incorporation

Compass Minerals Group, Inc.	Delaware
NAMSCO Inc.	Delaware
North American Salt Company	Delaware
Carey Salt Company	Delaware
GSL Corporation	Delaware
Great Salt Lake Minerals Corporation	Delaware
Compass Resources, Inc.	Delaware
Great Salt Lake Holdings, LLC	Delaware
Compass Minerals (Europe) Limited	England and Wales
Compass Minerals (UK) Limited	England and Wales
Salt Union Limited	England and Wales
Deepstore Limited	England
Direct Salt Supplies Limited	England
J.T. Lunt & Co. (Nantwich) Limited	England
Interactive Records Management Limited	England and Wales
Levetas Limited	England and Wales
Levetas Trustee Limited	England and Wales
Springmede Limited	England and Wales
NASC Nova Scotia Company	Nova Scotia
Compass Canada Limited Partnership	Ontario
Sifto Canada Corp.	Nova Scotia
Compass Resources Canada Company	Nova Scotia
Compass Minerals Canada Inc.	Nova Scotia
Compass Minerals Nova Scotia Company	Nova Scotia